Exhibit 21.1

Subsidiaries of FS Investment Corporation

Name of Subsidiary	State of Incorporation or Organization
Arch Street Funding LLC	Delaware
Broad Street Funding LLC	Delaware
FSIC Investments, Inc.	Delaware
IC American Energy Investments, Inc.	Delaware
Locust Street Funding LLC	Delaware
Race Street Funding LLC	Delaware
Walnut Street Funding LLC	Delaware